Filed by TriQuint Semiconductor, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Sawtek, Inc.
 Commission File No.: 0-28276

NEWS RELEASE Contacts:
Ed Whitehurst VP of Finance & Administration, CFO TriQuint Semiconductor, Inc. Tel: (503) 615-9444 Fax: (503) 615-8904 Email: ewhitehurst@tqs.com	Heidi A. Flannery Investor Relations Counsel Fi.Comm Tel: (503) 844-8888 Email: heidi.flannery@ficom.com	Ray Link Sr. VP-Finance Sawtek Inc. Tel: (407) 886-8860 Fax: (407) 886-7061 Email: rl@sawtek.com

For Immediate Release

SAWTEK INC. AND TRIQUINT SEMICONDUCTOR INC.
ANNOUNCE AGREEMENT TO MERGE

The Combined Company is Positioned to Provide a More Complete Systems Solution
for the Communications Markets

Hillsboro, Oregon and Orlando, Florida, May 15, 2001—TriQuint Semiconductor, Inc. (NASDAQ: TQNT) and Sawtek Inc. (NASDAQ: SAWS) today announced the execution of a definitive agreement for the companies to merge.

Under the terms of the definitive agreement unanimously approved by the board of directors of both companies, shareholders of Sawtek Inc. will receive 1.1507 shares of TriQuint Semiconductor common stock for each share of Sawtek common stock. Based on Monday's closing price of $26.30 for TriQuint's common stock, the transaction will have an estimated value, on a fully diluted basis, of approximately $1.3 billion. Upon the closing of the transaction, TriQuint shareholders will hold approximately 64% of the combined company, with former Sawtek shareholders holding approximately 36%. The transaction, anticipated to close in the third quarter of 2001, is subject to approval by the TriQuint and Sawtek shareholders and other customary closing conditions, including obtaining necessary regulatory approvals. The combined company will trade under the symbol "TQNT" on the NASDAQ National Market upon closing.

The merger will be a tax-free exchange of shares and will be accounted for as a pooling of interests. On a pro-forma basis for the calendar year ended December 31, 2000, the merger of Sawtek into TriQuint would be accretive to TriQuint's earnings per share for that period. TriQuint had revenues of $300.7 million for the calendar year 2000 and Sawtek had revenues of $159.8 million for its fiscal year ended September 30, 2000. The combined company will have over 1,700 employees upon completion of the merger. Sawtek will operate as a wholly-owned subsidiary of TriQuint Semiconductor and will continue to manufacture and sell products under the Sawtek name.

Benefits of the Merger

The benefits for both customers and shareholders that are expected to be derived from this synergistic combination of two industry leaders are significant. Radio Frequency Integrated Circuits ("RFIC") and high precision SAW devices are arguably the most critical components in the RF section of today's wireless products. The combination of TriQuint and Sawtek will result in a company whose technical capabilities and product portfolio are without equal in the industry. The merger will further broaden an already diverse customer base and allow the combined sales force to expand market share through outstanding relationships at complimentary customers. As wireless OEMs seek to streamline their operations and reduce their supplier base, it has become increasingly important for RF component vendors to offer a broad range of leading-edge products.

The most significant benefit of the proposed combination is the total focus and unique technical capabilities that will be directed towards the development of RF modules for handsets and other wireless products. While high levels of integration have been achieved in the digital portions of these products, the radio frequency sections are still dominated by large numbers of discrete or partially integrated components. Together, Sawtek and TriQuint are committed to becoming a dominant supplier of highly integrated RF modules that should offer significant cost, size and logistics benefits to the wireless OEM community. We believe that attacking this lucrative and large market opportunity as a combined entity will enhance our chances for success.

"Sawtek has had an impressive technical and financial record as a leader in Surface Acoustical Wave (SAW) devices," said Steven J. Sharp, TriQuint's Chairman, President and CEO. "This strength plus our strength in active devices will give us both the capability to be a major player in creating integrated solutions for applications such as mobile phones and optical networks. This will enable us to sell complete RF front-end modules to new and existing customers."

Kimon Anemogiannis, President and CEO of Sawtek Inc., stated, "We are very excited about combining forces with TriQuint, who has clearly demonstrated the technical and financial leadership that will be keys to success in the future. While RFICs and SAW filters must work together to maximize radio performance, there has been very little effort in the past in this direction. The combination of our engineering talents should result in integrated products that are optimized for maximum performance and minimum cost."

Following the close of the transaction, Steve Sharp will maintain the role as Chairman of the Board, President and CEO of the combined companies. Additionally:

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Kimon Anemogiannis, Sawtek's President and Chief Executive Officer, will assume the role of President of the Sawtek subsidiary of TriQuint.

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Raymond A. Link, Sawtek's Senior Vice President and Chief Financial Officer, will become TriQuint's Chief Financial Officer, replacing Ed Whitehurst who had previously announced his retirement.

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Steven P. Miller, Co-founder and Chairman of Sawtek, and Willis Young, a member of Sawtek's Board of Directors, will both assume positions on TriQuint's expanded nine-member Board of Directors.

About Sawtek

Sawtek Inc. designs, develops, manufactures and markets a broad range of electronic signal processing components based on surface acoustic wave, or SAW, technology primarily for use in the wireless communications industry. Sawtek's primary products include SAW filters for mobile handsets and infrastructure, plus custom-designed, high performance bandpass filters, resonators, oscillators and SAW-based subsystems. These products are used in a variety of microwave and RF systems, such as CDMA, TDMA, AMPS, GSM and 3G digital wireless communications systems, digital microwave radios, wireless local area networks, cable television equipment, Internet infrastructure, various defense and satellite systems, and sensors. You can access more information about Sawtek by visiting our Web site at www.sawtek.com.

JP Morgan H&Q served as financial advisor to Sawtek in connection with the proposed merger.

About TriQuint

TriQuint Semiconductor is a leading worldwide supplier of a broad range of high performance gallium arsenide (GaAs) integrated circuits. TriQuint's products span the RF and millimeter wave frequency ranges and employ analog and mixed signal circuit designs. They are used in wireless communications, telecommunications, data communications and aerospace systems. TriQuint's two operations, in Oregon and Texas, are both certified to the ISO 9001 international quality standard.

TriQuint is headquartered at 2300 NE Brookwood Parkway, Hillsboro, OR 97124 and can be reached by phone at (503) 615-9000 or by fax (503) 615-8900. Visit the TriQuint Web site at www.triquint.com.

SG Cowen and Merrill Lynch served as co-financial advisors to TriQuint in connection with the proposed merger.

Conference Call

TriQuint and Sawtek will host a joint conference call this afternoon at 2:00 p.m. PDT (5:00 p.m. EDT) to discuss the merger of the two companies. The call can be accessed by dialing (212) 346-7464 or via webcast through the Investor Relations section of TriQuint's website: www.triquint.com, or Sawtek's website: www.sawtek.com. The call will be archived on the TriQuint and Sawtek websites.

Comments on Forward-Looking Statements

This press release contains historical and forward-looking statements which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995, which may not be indicative of future results. Investors are cautioned that forward-looking statements such as statements of the Company's plans, objectives, expectations and intentions involve risks and uncertainties. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: a decline in either the growth of wireless communications or the acceptance of CDMA technology; the demand for semiconductors for applications such as optical networks and wireless communication and the performance of our manufacturing facilities; our ability to successfully integrate the combined company, our dependence on a few large customers; competitive products or technologies that could reduce demand for our products such as direct conversion or digital filtering technology; increased sales through consignment agreements; our ability to successfully develop and bring new products to market; our dependence on a limited number of suppliers for certain key raw materials; risks associated with international sales; declining selling prices for some of our key products; decreased manufacturing yields; cancellation of purchase orders by our customers; our inability to protect our intellectual property or if we infringe on the intellectual property of others; increased competition from other suppliers; risks associated with our Costa Rican operations; risk of natural disasters; and other risks discussed in the SEC filings of the respective companies including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov.

A reader of this release should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. We do not assume the obligation to update any forward-looking statement.

Additional Information

TriQuint plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of TriQuint and Sawtek expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about TriQuint, Sawtek, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Sawtek, its directors, executive officers and certain members of management and employees may be soliciting proxies from Sawtek's shareholders in favor of the adoption of the merger agreement. A description of any interests that Sawtek's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

TriQuint, its directors, executive officers and certain members of management and employees may be soliciting proxies from TriQuint's stockholders in favor of the issuance of TriQuint shares in connection with the merger. A description of any interests that TriQuint's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

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